SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-Consolidated Financial Statements

December 31, 2006 and 2005

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have audited the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the “Company”) as of December 31, 2006 and 2005, and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Korea Electric Power Corporation as of December 31, 2006 and 2005, and the results of its operations, the appropriation of its retained earnings, and its cash flows for the years then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated financial statements as of and for the years ended December 31, 2006 and 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 to the accompanying non-consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 1(b) to the accompanying non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles, the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean auditing standards and their application in practice.

As discussed in note 1(b) to the accompanying non-consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards No. 20, Related Party Disclosures. The adoption of these standards did not have a significant impact on the accompanying non-consolidated financial statements.

As discussed in note 27 to the non-consolidated financial statements, the Company had sales and purchases with related parties, including its six power generation subsidiaries for the year ended December 31, 2006 and recorded related receivables and payables as of December 31, 2006. Also, as of December 31, 2006, the Company has borrowings and long-term borrowings (including current portion) from Korea Development Bank (“KDB”), one of the Company’s major shareholders. The Company has provided debt guarantees of KEPCO Ilijan Co., one of the Company’s foreign subsidiaries, and performance guarantees of KEPCO Ilijan Co. to National Power Corporation in Philippine. In addition, KDB has provided guarantees for a portion of the Company’s foreign currency debt.

Seoul, Korea

January 31, 2007

This report is effective as of January 31, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-Consolidated Balance Sheets

December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Assets
Property, plant and equipment (notes 3 and 5):	(Won)	46,072,259	43,163,840	$49,561,380	46,432,702
Less: accumulated depreciation		(12,556,783)	(10,854,375)	(13,507,727)	(11,676,393)
Less: construction grants		(4,086,894)	(3,640,966)	(4,396,401)	(3,916,702)

		29,428,582	28,668,499	31,657,252	30,839,607

Construction in-progress		2,122,773	2,118,540	2,283,534	2,278,980

Net property, plant and equipment		31,551,355	30,787,039	33,940,786	33,118,587

Investments and other assets:
Investment securities (note 6)		27,644,238	26,797,485	29,737,777	28,826,898
Long-term loans (note 7)		195,413	180,084	210,211	193,722
Currency and interest rate swaps (note 22)		—	549,668	—	591,295
Intangible assets (note 4)		214,284	235,040	230,512	252,839
Other non-current assets (notes 8 and 19)		262,197	151,854	282,054	163,356

Total non-current assets		28,316,132	27,914,131	30,460,554	30,028,110

Current assets:
Cash and cash equivalents (notes 9 and 19)		129,225	208,513	139,012	224,304
Trade receivables, less allowance for doubtful accounts of (Won)48,559 in 2006 and (Won)44,330 in 2005 (notes 19 and 27)		2,249,045	2,041,366	2,419,369	2,195,962
Other accounts receivable, less allowance for doubtful accounts of (Won)5,724 in 2006 and (Won)5,232 in 2005 (notes 19 and 27)		264,305	263,041	284,321	282,961
Short-term financial instruments (note 10)		25,000	38,000	26,894	40,878
Currency swaps (note 22)		479,879	—	516,221	—
Currency forwards (note 22)		64	—	69	—
Inventories (note 11)		178,099	92,741	191,587	99,765
Deferred income tax assets, net (note 25)		251,413	207,860	270,453	223,601
Other current assets (notes 7 and 12)		91,684	74,150	98,627	79,766

Total current assets		3,668,714	2,925,671	3,946,553	3,147,237

Total assets
	(Won)	63,536,201	61,626,841	$68,347,893	66,293,934

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-Consolidated Balance Sheets, Continued

December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding- 641,567,712 shares in 2006 and 2005	(Won)	3,207,839	3,207,839	$3,450,773	3,450,773
Capital surplus (notes 3 and 13)		14,518,843	14,422,727	15,618,377	15,514,981
Retained earnings:
Appropriated (note 14)		23,922,207	22,209,291	25,733,872	23,891,234
Unappropriated		2,071,223	2,444,451	2,228,080	2,629,574
Capital adjustments (note 15)		(758,088)	(78,646)	(815,499)	(84,602)

Total shareholders’ equity		42,962,024	42,205,662	46,215,603	45,401,960

Long-term liabilities:
Long-term debt, net (notes 18 and 27)		10,230,839	10,430,342	11,005,637	11,220,248
Accrual for retirement and severance benefits, net (note 20)		557,887	450,422	600,137	484,533
Reserve for self insurance		103,942	98,618	111,813	106,087
Currency and interest rate swaps (note 22)		—	56,388	—	60,659
Deferred income tax liabilities, net (note 25)		2,435,310	2,300,950	2,619,740	2,475,204
Other long-term liabilities		389,062	401,270	418,525	431,658

Total long-term liabilities		13,717,040	13,737,990	14,755,852	14,778,389

Current liabilities:
Trade payables (note 27)		1,776,592	2,103,862	1,911,137	2,263,191
Other accounts payable (notes 19 and 27)		421,832	358,007	453,778	385,119
Current portion of long-term borrowings (note 17)		200,000	71,000	215,146	76,377
Current portion of long-term debt, net (note 18)		3,363,742	2,328,206	3,618,483	2,504,525
Income tax payable		423,120	97,189	455,164	104,549
Accrued interest expense		98,951	81,749	106,445	87,940
Other current liabilities (note 21)		572,900	643,176	616,285	691,884

Total current liabilities		6,857,137	5,683,189	7,376,438	6,113,585

Total liabilities		20,574,177	19,421,179	22,132,290	20,891,974

Commitments and contingencies (note 29)

Total shareholders’ equity and liabilities	(Won)	63,536,201	61,626,841	$68,347,893	66,293,934

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-Consolidated Statements of Income

Years ended December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Operating revenue (notes 27 and 32):
Sale of electricity	(Won)	26,900,604	24,995,344	$28,937,827	26,888,279
Other operating revenues		78,429	116,987	84,368	125,847

Total operating revenue		26,979,033	25,112,331	29,022,195	27,014,126

Operating expense (note 27):
Power transmission and distribution costs (note 23)		4,112,928	3,964,824	4,424,406	4,265,086
Purchased power		20,347,128	18,543,717	21,888,046	19,948,060
Other operating costs		85,611	122,680	92,095	131,971
Selling and administrative expenses (note 24)		1,201,775	1,155,193	1,292,787	1,242,678

Total operating expense		25,747,442	23,786,414	27,697,334	25,587,795

Operating income		1,231,591	1,325,917	1,324,861	1,426,331

Other income (expense):
Interest income		15,702	16,001	16,891	17,213
Interest expense		(544,328)	(472,979)	(585,550)	(508,799)
Gain on foreign currency transactions and translation, net		236,336	235,946	254,234	253,815
Donations (note 31)		(105,687)	(108,636)	(113,691)	(116,863)
Rental income		138,294	128,469	148,767	138,198
Equity income of affiliates, net (note 6)		1,589,394	1,912,194	1,709,762	2,057,007
Gain on disposal of property, plant and equipment, net		6,784	22,359	7,298	24,052
Valuation gain (loss) on currency and interest rate swaps and currency forward contracts, net (note 22)		(26,466)	127,363	(28,470)	137,009
Income tax refund		25,808	14,510	27,762	15,609
Prior year error correction		4,126	38,986	4,438	41,938
Other, net		52,384	(59,089)	56,351	(63,564)

Other income, net		1,392,347	1,855,124	1,497,792	1,995,615

Income before income taxes		2,623,938	3,181,041	2,822,653	3,421,946

Income taxes (note 25)		(553,395)	(732,430)	(595,304)	(787,898)

Net income	(Won)	2,070,543	2,448,611	$2,227,349	2,634,048

Basic earnings per share (note 26)	(Won)	3,245	3,854	$3.49	4.15

Diluted earnings per share (note 26)	(Won)	3,153	3,830	$3.39	4.12

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-Consolidated Statements of Appropriation of Retained Earnings

Years ended December 31, 2006 and 2005

Date of Appropriation for 2006: March 23, 2007

Date of Appropriation for 2005: March 17, 2006

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	—	$—	—
Change in retained earnings due to cumulative effect of accounting change (note 1(t))		—	12,422	—	13,363
Change in retained earnings of affiliated companies due to cumulative effect of accounting changes (note 6 (d))		680	(16,581)	731	(17,837)
Net income		2,070,543	2,448,611	2,227,349	2,634,048

Balance at end of year before appropriation		2,071,223	2,444,452	2,228,080	2,629,574

Appropriation of retained earnings:
Legal reserve		—	2,048	—	2,202
Reserve for investment in social overhead capital		60,000	65,000	64,544	69,923
Reserve for research and human resource development		60,000	60,000	64,544	64,544
Reserve for business expansion		1,330,141	1,585,869	1,430,875	1,705,969
Dividends – 20% on par value at 1,000 Won per share in 2006 and 23% on par value at 1,150 Won per share in 2005 (note 16)		621,082	731,535	668,117	786,936

		2,071,223	2,444,452	2,228,080	2,629,574

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	—	$—	—

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Cash flows from operating activities:
Net income	(Won)	2,070,543	2,448,611	$2,227,349	2,634,048
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,825,733	1,860,860	1,963,998	2,001,786
Property, plant and equipment removal cost		229,417	193,232	246,791	207,866
Provision for retirement and severance benefits		128,802	122,383	138,557	131,651
Reversal of bad debt expense		—	(14,201)	—	(15,277)
Bad debt expense		21,814	23,732	23,466	25,529
Interest income		—	(4,262)	—	(4,585)
Interest expense		13,731	14,091	14,771	15,158
Gain on foreign currency translation, net		(197,115)	(167,898)	(212,043)	(180,613)
Equity income of affiliates, net		(1,589,394)	(1,912,194)	(1,709,761)	(2,057,008)
Gain on disposal of property, plant and equipment, net		(6,784)	(22,359)	(7,298)	(24,052)
Deferred income taxes		81,720	264,321	87,909	284,340
Valuation loss (gain) on currency and interest rate swaps and currency forward contracts, net		26,466	(127,363)	28,470	(137,009)
Provision		53,708	50,690	57,775	54,529
Changes in assets and liabilities:
Trade receivables		(229,496)	(488,556)	(246,876)	(525,555)
Other accounts receivable		(3,037)	220,955	(3,267)	237,688
Inventories		(17,232)	58,471	(18,537)	62,899
Other current assets		(119,069)	(106,294)	(128,088)	(114,344)
Trade payables		(327,269)	725,886	(352,054)	780,858
Other accounts payable		63,803	(148,065)	68,635	(159,279)
Income tax payable		317,024	(604,518)	341,033	(650,299)
Accrued interest expenses		17,202	(14,109)	18,505	(15,176)
Other current liabilities		(75,307)	114,722	(81,010)	123,410
Other long-term liabilities		(12,138)	(31,338)	(13,057)	(33,712)
Payment of retirement and severance benefits		(20,862)	(12,762)	(22,442)	(13,728)
Deposit of retirement and severance benefits		(475)	(98,900)	(511)	(106,390)
Payment of self-insurance		(1,582)	(1,535)	(1,702)	(1,651)
Other, net		27,476	23,629	29,559	25,419

Net cash provided by operating activities	(Won)	2,277,679	2,367,229	$2,450,170	2,546,503

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2006 and 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	25,491	65,382	$27,422	70,333
Additions to property, plant and equipment		(3,657,394)	(3,643,081)	(3,934,374)	(3,918,977)
Receipts of construction grants		796,994	679,692	857,352	731,166
Proceeds from disposal of investment securities		765,172	658,624	823,120	708,503
Acquisition of investment securities		(35,664)	(11,629)	(38,365)	(12,510)
Collection of loans		23,474	19,260	25,252	20,718
Increase in long-term loans		(40,209)	(38,275)	(43,255)	(41,174)
Acquisition of intangible assets		(33,366)	(25,459)	(35,893)	(27,387)
Proceeds from short-term financial instruments		38,000	46,000	40,878	49,484
Purchase of short-term financial instruments		(25,000)	(38,000)	(26,893)	(40,878)
Other, net		(16,468)	(2,013)	(17,716)	(2,164)

Net cash used in investing activities		(2,158,970)	(2,289,499)	(2,322,472)	(2,462,886)

Cash flows from financing activities:
Proceeds from short-term borrowings		129,000	—	138,769	—
Proceeds from long-term debt		3,725,919	2,934,965	4,008,089	3,157,234
Repayment of short-term borrowings		—	(129,172)	—	(138,955)
Repayment of long-term debt		(2,529,532)	(2,192,577)	(2,721,097)	(2,358,624)
Dividends paid		(730,858)	(723,876)	(786,207)	(778,696)
Early termination of currency and interest rate swap contracts, net		(51,574)	(204,443)	(55,480)	(219,926)
Payment of stock issue cost, net		(3)	(7)	(3)	(8)
Acquisition of treasury stocks		(740,949)	—	(797,062)	—
Other, net		—	30	—	33

Net cash used in financing activities		(197,997)	(315,080)	(212,991)	(338,942)

Net decrease in cash and cash equivalents (note 28)		(79,288)	(237,350)	(85,293)	(255,325)

Cash and cash equivalents, at beginning of the year		208,513	445,863	224,304	479,629

Cash and cash equivalents, at end of the year	(Won)	129,225	208,513	$139,011	224,304

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2006, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government and foreign investors held 21.12%, 29.95% and 28.97%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. The Company purchases substantially all of its electricity from the power generation subsidiaries. In addition, the Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries. The privatization of the power generation subsidiaries may result in a change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business but has been discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the KEPCO Act, the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(b)	Basis of Presenting Financial Statements, Continued

Effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 20, Related Party Disclosures. The adoption of the standard did not have a significant impact on accompanying non-consolidated financial statements.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the KEPCO Act and the then Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes translation differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings.

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives provided for in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful lives (years)
Buildings	8,15,30
Structures	8,15,30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

-	Grants from the government or public institutions

-	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense over the estimated useful lives of the related assets.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(d)	Investment Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current income. Available-for-sale securities are also valued at fair value with changes in unrealized gains and losses reflected in capital adjustments, net of tax until the securities are sold or if the securities are determined to have other-than-temporary impairment. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refer to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

On a continuous basis, the Company evaluates available-for-sale and held-to-maturity securities for possible other-than-temporary impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists for available-for-sale securities include: the degree of change in the ratio of market price per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Factors considered in assessing whether an indication of other-than-temporary impairment exists for held-to-maturity security by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

When evidence of other-than-temporary impairment exists, unless there is clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity securities or non-marketable equity securities is measured as the excess of the carrying amount over of the recoverable amount estimated as the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the impairment loss recognized in the current period is the excess of the recoverable amount for debt securities or the amount of the acquisition cost of equity securities less impairment loss recognized in prior periods in excess of the fair value.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(d)	Investment Securities, Continued

For non-marketable equity securities accounted for at acquisition cost, impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the investment subsequently recovers for securities at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, not to exceed what the amortized cost would have been had there been no impairment loss.

If the intent and ability to hold the securities changes, transferred securities are accounted for at fair value. When held-to-maturity securities are reclassified as available-for-sale securities, unrealized gains or losses between the book value and fair value are reported in shareholders’ equity as a capital adjustment. When available-for-sale securities are reclassified as held-to- maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholders’ equity as a capital adjustment and amortized over the remaining term of the security using the effective interest rate method.

(e)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under its significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current income (loss), retained earnings, and capital adjustment depending on whether the change was derived from the investee’s net income (loss), changes in retained earnings or changes in capital surplus and capital adjustments.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of investee income and reduced to reflect the Company’s share of investee losses or dividends declared. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method of accounting, unrealized gains and losses on transactions with an investee are eliminated to the extent of the Company’s interest in the investee. However, unrealized gains and losses from a down-stream transaction with a subsidiary are eliminated in their entirety.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(e)	Investment Securities under the Equity Method of Accounting, Continued

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the non-consolidated statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are recorded on a net basis and accumulated as a capital adjustment.

Certain affiliates apply different accounting methods for cost of inventory and the depreciation method of fixed assets and intangible assets than those of the Company as noted below. The effect of using different accounting methods is not considered material.

(i)	Cost of Inventory

Company	Raw materials	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving-average
Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average
Korea Power Engineering Co., Inc.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation (Subsidiary of KEPCO International Hong Kong Ltd.)	Weighted-average	Weighted-average	Weighted-average
KEPCO Ilijan Corporation (Subsidiary of KEPCO International Philippines Inc.)	Weighted-average	Weighted-average	Weighted-average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation (Subsidiary of KEPCO International Hong Kong Ltd.)	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation (Subsidiary of KEPCO International Philippines Inc.)	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(f)	Intangible Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

(g)	Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. Management’s estimate of undiscounted future cash flows to determine the recoverability of an asset inherently includes judgments and assumptions. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs may vary from those used in impairment evaluations, and the impact of such variations could be material.

When the book value of assets exceeds the recoverable value of the assets due to obsolescence, physical damage or sharp decline in market value, the impaired assets are recorded at the estimated recoverable value with the resulting impairment loss charged to current income. If the recoverable value exceeds the adjusted book value of the assets in subsequent periods, the excess is recognized as a gain in subsequent periods up to the book value of the assets before the losses were recognized.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(i)	Financial Instruments

Short-term financial instruments are instruments managed by financial institutions which are held for short-term cash management purposes, maturing within one year, including time deposits, installment savings deposits, repurchase agreement (or Repos) and restricted bank deposits. Long-term financial instruments are financial instruments not included in current assets.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Homogeneous receivables consisting of small balances are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The is determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records which are adjusted through physical counts at the end of each year.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(l)	Convertible Bonds

When issuing convertible bonds, the value of the conversion rights is recognized separately in other capital surplus. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

The value of common shares issued pursuant to any exercise of conversion rights is measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance of the convertible bonds, at the balance sheet date. Convertible bonds are not subject to foreign currency translation as convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with accounting principles generally accepted in the Republic of Korea.

(m)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(n)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employee’s severance benefits trusts where the employees have a vested interest in the deposit with the insurance company in trust. The deposit for severance benefits held in trusts is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated financial statements as a reduction of the retirement and severance benefit liability. However, due to the new regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

(o)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accidents and liabilities to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets 15.8% of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains or losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W929.6 to US$1, the rate of exchange on December 31, 2006 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.

(q)	Derivatives

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of derivative instruments are recognized immediately in current operations.

Where a derivative instrument which meets certain criteria is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative instrument which meets certain criteria is used for hedging the exposure to the variability of future cash flows of a forecasted transaction, it is designated as a cash flow hedge. The Company entered into various derivative contracts to hedge foreign currency risk and interest rate risk but do not apply hedge accounting.

(r)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect to the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of amount recognized for a reimbursement.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(s)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be reliably measured, and it is probable that the Company will receive the economic benefits associated with the transaction.

(t)	Income Taxes

Income tax on income or loss for the period consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference for those with no related asset or liability such as loss carryforwards and tax credit carryforwards. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability.

Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on available-for-sale securities that are reported as a separate component of capital adjustment.

Cumulative effect of accounting change in 2005 was as follows:

Prior to January 1, 2005, the deferred tax effect of temporary differences arising from unrealized gain and losses on investment securities and conversion right of the convertible bond issued in 2003 amounted to (Won)12,422 million. This amount was expensed during 2003. However, effective January 1, 2005, per SKAS No. 16 Income Taxes, the tax effect amounting to (Won)12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by (Won)12,422 million.

(u)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(v)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to net income of the current period. Fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stockholders plus interest expense, net of tax, of convertible bonds by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible bonds.

(x)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to the non-consolidated financial statements. Actual results could differ from those estimates.

(2)	Basis of Translating Financial Statements

The non-consolidated financial statements are expressed in Korean Won and have been translated into U.S. dollars at the rate of W929.6 to US$1, the basic exchange rate on December 31, 2006, solely for the convenience of the reader. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, as a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2006, as announced by the Minister of Construction and Transportation, was as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - transmission and distribution sites and other	(Won)	3,393,138	5,028,999

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(3)	Property, Plant and Equipment, Continued

(c)	Capitalized Interest

For the years ended December 31, 2006 and 2005, the amount of capitalized interest was (Won)74,579 million and (Won)58,490 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to (Won)135,479 million and (Won)133,186 million, respectively, for the years ended December 31, 2006 and 2005.

The impact on the Company’s financial position as of and for the year ended December 31, 2006 if interest and other borrowing costs had been expensed instead of being capitalized would have been as follows:

	Won (millions)
	Construction in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	2,122,773	63,536,201	544,328	2,623,938
Expensed		2,048,194	63,461,622	618,907	2,549,359

	(Won)	74,579	74,579	(74,579)	74,579

(d)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the year ended December 31, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2006
Land	(Won)	3,359,398	2,053	(14,553)	—	46,240	3,393,138
Buildings		1,936,420	83	(1,490)	(117,989)	109,692	1,926,716
Structures		22,372,354	12,604	—	(998,744)	1,977,316	23,363,530
Machinery		4,566,636	8,805	(3,309)	(857,942)	1,040,681	4,754,871
Vehicles		19,143	8,283	(53)	(12,293)	4,424	19,504
Others		55,514	15,020	(8)	(34,269)	21,460	57,717
Construction-in- Progress		2,118,540	3,610,546	—	—	(3,606,313)	2,122,773
Construction grants		(3,640,966)	(796,994)	—	265,175	85,891	(4,086,894)

	(Won)	30,787,039	2,860,400	(19,413)	(1,756,062)	(320,609)	31,551,355

The Company received (Won)796,994 million and (Won)679,692 million of construction grants, and offset (Won)265,175 million and (Won)166,773 million against depreciation expense, and (Won)85,891 million and (Won)54,319 million against property, plant and equipment removal cost for the years ended December 31, 2006 and 2005, respectively.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(3)	Property, Plant and Equipment, Continued

(d)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	3,347,702	9,711	(37,253)	—	39,238	3,359,398
Buildings		1,868,661	91	(4,070)	(142,871)	214,609	1,936,420
Structures		21,583,385	34,535	—	(897,449)	1,651,883	22,372,354
Machinery		4,143,156	16,885	(789)	(857,575)	1,264,959	4,566,636
Vehicles		17,792	14,680	(23)	(12,683)	(623)	19,143
Others		56,822	17,105	(8)	(37,540)	19,135	55,514
Construction-in-Progress		2,110,396	3,550,074	—	—	(3,541,930)	2,118,540
Construction grants		(3,182,366)	(679,692)	—	166,773	54,319	(3,640,966)

	(Won)	29,945,548	2,963,389	(42,143)	(1,781,345)	(298,410)	30,787,039

(4)	Intangible Assets

Changes in intangible assets for the year ended December 31, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Amortization	Others	Book value as of December 31, 2006
Computer software	(Won)	167,879	—	(67,514)	26,808	127,173
Others		67,161	33,366	(2,157)	(11,259)	87,111

	(Won)	235,040	33,366	(69,671)	15,549	214,284

Changes in intangible assets for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Computer software	(Won)	180,365	—	(58,577)	46,091	167,879
Others		52,651	25,459	(20,938)	9,989	67,161

	(Won)	233,016	25,459	(79,515)	56,080	235,040

In addition, the Company expensed research and development costs amounting to (Won)185,087 million and (Won)166,680 million for the years ended December 31, 2006 and 2005, respectively.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(5)	Insured Assets

Insured assets as of December 31, 2006 were as follows:

Insured assets	Insurance type	Won (millions) Insured value		Insurer
Buildings and machinery	Fire insurance	(Won)	653,504	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		170,675	Green Fire & Marine Insurance Co., Ltd. and others
Construction-in-progress	Construction insurance		34,954	Shindongah Fire & Marine Insurance Co., Ltd. and others

		(Won)	859,133

In addition, as of December 31, 2006, the Company carries marine cargo insurance for inventories, damage insurance for its light water nuclear reactor construction in North Korea, and general group insurance for vehicles.

(6)	Investment Securities

(a)	Investments other than those under the equity method as of December 31, 2006 are summarized as follows:

	Won (millions)
	2006
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities -
Energy Savings Investment Cooperatives (*2)	25.0~48.5	(Won)	5,000	—	(	*1)	5,000
Korea Power Exchange (*3)	50.0		63,920	—	(	*1)	63,920
Hwan Young Steel Co., Ltd. (*4)	0.1		1,091	—	(	*1)	97
Equity securities in treasury stock fund (*5)	-		11,713	3,668	15,381		15,381
KNOC Nigerian East Oil Co., Ltd (*5)	15.0		12	—	(	*1)	12
KNOC Nigerian West Oil Co., Ltd (*5)	15.0		12	—	(	*1)	12
Dolphin Property Ltd. (*5)	15.0		12	—	(	*1)	12
Others	5.6~10.0		6,200	—	(	*1)	6,200

			87,960	3,668	15,381		90,634

Held-to-maturity:
Government bonds			23	—	23		23

Total		(Won)	87,983	3,668	15,404		90,657

___________

(*1)	These available-for-sales securities are non-marketable equity securities and are stated at cost. The Company did not observe any events or changes in circumstances that would have had a significant adverse effect on the fair value of the investment.
(*2)	As described in note 1(e), investment in affiliates in which the Company owns 20% or more of the voting stock should be recorded under the equity method. However, as the difference between the equity method and cost was considered to be immaterial, the Company recorded the investment within available-for-sale securities at cost.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(*3)	Korea Power Exchange operates under certain regulations as a government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control and thus recorded the investment within available-for-sale securities at cost.
(*4)	The recoverable amount of the investment in Hwan Young Steel Co., Ltd. was considered to be less than the carrying amount and an impaired loss of (Won)23 million was recognized. Additionally, there was a reduction in capital stock of Hwan Young Steel Co., Ltd. for which the Company received cash in the amount of (Won)273 million.
(*5)	In order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December 1992. The Company’s treasury stock (excluded from the above table) is recorded at fair value within capital adjustments. The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of December 31, 2006 and 2005, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amounted to (Won)2,659 million and (Won)3,252 million, respectively, net of tax.
(*6)	The Company invested in oversees oil development industry with a consortium of Korean companies (the “Korean Consortium”) consisting of the Company, Korea National Oil Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd. The Korean Consortium, owning 60% equity interest in the joint venture incorporated with English Equator and Nigeria, invested in KNOC Nigerian East 323, KNOC Nigerian West 321 and Dolphin Property Ltd. Additionally, the Company provides performance guarantees of US$25 million related to the oil and gas producing activities and US$35 million related to the construction of power generation plants and gas pipes to the Nigerian government.

Investments other than those under the equity method as of December 31, 2005 are summarized as follows:

	Won (millions)
	2005
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities -
Energy Savings Investment Cooperatives (*2)	25.0~48.5	(Won)	5,000	—	(	*)	5,000
Korea Power Exchange (*3)	50.0		63,920	—	(	*)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(	*)	120
Equity securities in treasury stock fund (*5)	-		18,253	4,485	22,738		22,738
Others	10.0~15.0		2,246	—	(	*)	2,246

			90,783	4,485	22,738		94,024

Held-to-maturity:
Government bonds			23	—	23		23

Total		(Won)	90,806	4,485	22,761		94,047

___________

(*)	These available-for-sales securities are non-marketable equity securities and are stated at cost. The Company did not observe any events or changes in circumstances that would have had a significant adverse effect on the fair value of the investment.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(b)	Investments in affiliated companies accounted for using the equity method as of December 31, 2006 were as follows:

	Won (millions)
	2006
Affiliate	Ownership %	Cost		Net asset value	Book value
Listed:
Korea Gas Corporation (*1, *2)	24.5	(Won)	94,500	860,213	860,213
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	13,250,521	13,251,529
Korea South-East Power Co., Ltd.	100.0		1,232,004	2,033,526	2,034,810
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,424,516	2,425,990
Korea Western Power Co., Ltd.	100.0		1,442,638	2,301,747	2,303,488
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,390,139	2,392,156
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,567,155	2,568,814
Korea Power Engineering Co., Inc. (*1)	97.9		4,991	204,903	41,114
Korea Plant Service & Engineering Co., Ltd. (*1)	100.0		6,000	340,459	304,587
KEPCO Nuclear Fuel Co., Ltd. (*1)	96.4		89,757	190,457	167,849
Korea Electric Power Industrial Development, Ltd. (*1)	49.0		7,987	48,238	48,238
Korea Electric Power Data Network Co., Ltd. (*1)	100.0		64,000	175,357	143,321
LG Powercomm (*1)	43.1		323,470	382,036	382,036
Korea District Heating Co. (*1)	26.1		5,660	184,074	184,074
KEPCO International Hong Kong Ltd. (*1, *3)	100.0		15,102	242,060	242,060
KEPCO International Philippines Inc. (*1, *3)	100.0		104,832	159,809	159,809
KEPCO China International Ltd. (*1, *4)	100.0		18,852	15,504	15,504
KEPCO Gansu International Ltd. (*1, *5)	100.0		7,145	5,820	5,820
KEPCO Philippines Holdings Inc. (*1, *6)	100.0		202	2,634	2,634
KEPCO Asia International Ltd. (*1)	58.0		864	815	815
KEPCO Lebanon SARL (*1)	100.0		292	658	658
KEPCO Neimenggu International Ltd. (*1, *7)	100.0		18,095	18,062	18,062

		(Won)	18,247,364	27,798,703	27,553,581

___________

(*1)	The Company used unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.
(*2)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation as of December 31, 2006 was (Won)778,680 million.
(*3)	As KEPCO International Hong Kong Ltd. owns 100.0% of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. shares and 51.0% of KEPCO Ilijan Corporation (“KEILCO”) shares, the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., including the changes in the net equity of KEPHILCO and KEILCO.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the agreement period, the power plant complex will be transferred to the National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(*4)	As KEPCO China International Ltd. owns 77.0% of the shares of Jiaosuo KEPCO Power Co., Ltd., the Company accounts for the equity income from KEPCO China International Ltd. including the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.
(*5)	As KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., the Company accounts for the equity income from KEPCO Gansu International Ltd. including the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.
(*6)	As KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation, the Company accounts for the equity income from KEPCO Philippines Holdings Inc. including the changes in the net equity of Salcon Power Corporation.
(*7)	As KEPCO Neimenggu International Ltd. owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd., the Company accounts for the equity income from KEPCO Neimenggu International Ltd. including the changes in the net equity of Datang Chifeng Renewable Co., Ltd.

Investments in affiliated companies accounted for using equity method as of December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Ownership %	Cost		Net asset value	Book value
Listed:
Korea Gas Corporation (*)	24.5	(Won)	94,500	819,100	819,100
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,954,252	12,956,002
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,984,138	1,985,715
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,330,504	2,332,511
Korea Western Power Co., Ltd.	100.0		1,442,638	2,198,199	2,199,988
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,217,965	2,220,258
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,570,302	2,572,239
Korea Power Engineering Co., Inc. (*)	97.9		4,991	196,086	55,602
Korea Plant Service & Engineering Co., Ltd. (*)	100.0		6,000	293,958	285,715
KEPCO Nuclear Fuel Co., Ltd. (*)	96.4		89,757	176,314	158,105
Korea Electric Power Industrial Development, Ltd. (*)	49.0		7,987	24,525	24,525
Korea Electric Power Data Network Co., Ltd. (*)	100.0		64,000	163,758	120,121
LG Powercomm (*)	43.1		323,470	407,666	407,666
Korea District Heating Co. (*)	26.1		5,660	176,173	176,173
KEPCO International Hong Kong Ltd. (*)	100.0		15,102	220,183	220,183
KEPCO International Philippines Inc. (*)	100.0		104,832	156,814	156,814
KEPCO China International Ltd. (*)	100.0		11,051	9,786	9,786
KEPCO Gansu International Ltd. (*)	100.0		2,733	2,733	2,733
KEPCO Philippines Holdings Inc. (*)	100.0		202	202	202

		(Won)	18,215,900	26,902,658	26,703,438

___________

(*)	The Company uses unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(c)	The Company eliminates unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries which for the year ended December 31, 2006 were as follows:

	Won (millions)
Affiliate	PP&E(*1)		Intangible assets	Allowance for doubtful accounts	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	—	2,897	1,008
Korea South-East Power Co., Ltd.		—	—	1,284	1,284
Korea Midland Power Co., Ltd.		—	—	1,474	1,474
Korea Western Power Co., Ltd.		—	—	1,741	1,741
Korea Southern Power Co., Ltd.		—	—	2,017	2,017
Korea East-West Power Co., Ltd.		—	—	1,659	1,659
Korea Power Engineering Co., Inc.		(163,789)	—	—	(163,789)
Korea Plant Service & Engineering Co., Ltd.		(36,596)	—	724	(35,872)
KEPCO Nuclear Fuel Co., Ltd.		(22,609)	—	1	(22,608)
Korea Electric Power Data Network Co., Ltd.		(13,827)	(18,463)	254	(32,036)

	(Won)	(238,710)	(18,463)	12,051	(245,122)

The eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the year ended December 31, 2005 were as follows:

	Won (millions)
Affiliate	PP&E(*1)		Intangible assets	Allowance for doubtful accounts	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	—	3,639	1,750
Korea South-East Power Co., Ltd.		—	—	1,577	1,577
Korea Midland Power Co., Ltd.		—	—	2,007	2,007
Korea Western Power Co., Ltd.		—	—	1,789	1,789
Korea Southern Power Co., Ltd.		—	—	2,293	2,293
Korea East-West Power Co., Ltd.		—	—	1,937	1,937
Korea Power Engineering Co., Inc.		(140,484)	—	—	(140,484)
Korea Plant Service & Engineering Co., Ltd.		(8,940)	—	697	(8,243)
KEPCO Nuclear Fuel Co., Ltd.		(18,210)	—	1	(18,209)
Korea Electric Power Data Network Co., Ltd.		(14,579)	(29,262)	204	(43,637)

	(Won)	(184,102)	(29,262)	14,144	(199,220)

___________

(*1)	PP&E: Property, plant and equipment

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2006 were as follows:

	Won (millions)
	2006
Affiliate	Book value as of January 1, 2006		Equity income (loss)	Capital adjustments	Others (*1)	Book value as of December 31, 2006
Korea Gas Corporation	(Won)	819,100	60,356	4,949	(24,192)	860,213
Korea Hydro & Nuclear Power Co., Ltd.		12,956,002	772,949	6,429	(483,851)	13,251,529
Korea South-East Power Co., Ltd.		1,985,715	77,470	5,893	(34,268)	2,034,810
Korea Midland Power Co., Ltd.		2,332,511	168,109	(7,026)	(67,604)	2,425,990
Korea Western Power Co., Ltd.		2,199,988	159,509	1,015	(57,024)	2,303,488
Korea Southern Power Co., Ltd.		2,220,258	207,387	299	(35,788)	2,392,156
Korea East-West Power Co., Ltd.		2,572,239	45,489	(13,563)	(35,351)	2,568,814
Korea Power Engineering Co., Inc.		55,602	(12,471)	—	(2,017)	41,114
Korea Plant Service & Engineering Co., Ltd.		285,715	34,272	—	(15,400)	304,587
KEPCO Nuclear Fuel Co., Ltd.		158,105	11,132	—	(1,388)	167,849
Korea Electric Power Industrial Development, Ltd.		24,525	29,103	—	(5,390)	48,238
Korea Electric Power Data Network Co., Ltd.		120,121	25,218	(140)	(1,878)	143,321
LG Powercomm		407,666	(24,991)	8	(647)	382,036
Korea District Heating Co.		176,173	7,257	985	(341)	184,074
KEPCO International Hong Kong Ltd. (*2)		220,183	6,086	15,791	—	242,060
KEPCO International Philippines Inc. (*2)		156,814	21,297	(12,951)	(5,351)	159,809
KEPCO China International Ltd.		9,786	(1,528)	(555)	7,801	15,504
KEPCO Gansu International Ltd.		2,733	(7)	(1,318)	4,412	5,820
KEPCO Philippines Holdings Inc.		202	2,394	38	—	2,634
KEPCO Aisa International Ltd.		—	(17)	(32)	864	815
KEPCO Lebanon SARL		—	390	(24)	292	658
KEPCO Neimenggu International Ltd.		—	(10)	(23)	18,095	18,062

	(Won)	26,703,438	1,589,394	(225)	(739,026)	27,553,581

___________

(*1)	Others represent dividends from the affiliates, additions to the investments and changes in investments in affiliated companies reflected in retained earnings.
(*2)	KEPCO Philippines Corporation, a subsidiary of KEPCO International Hong Kong Ltd, and KEPCO Ilijan Corporation, a subsidiary of KEPCO International Philippines Inc. recorded cumulative effect of accounting change related to generally accepted accounting principles in the Philippines in changes in retained earnings in the amount of (Won) 680 million.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Book value as of January 1, 2005		Equity income (loss)	Capital adjustments	Others(*1)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	7,344	(39,690)	819,100
Korea Hydro & Nuclear Power Co., Ltd.		12,290,606	1,011,290	(6,429)	(339,465)	12,956,002
Korea South-East Power Co., Ltd.		1,978,170	107,355	—	(99,810)	1,985,715
Korea Midland Power Co., Ltd.		2,170,337	218,815	(1,120)	(55,521)	2,332,511
Korea Western Power Co., Ltd.		2,059,733	182,343	1,384	(43,472)	2,199,988
Korea Southern Power Co., Ltd.		2,120,602	109,445	16,534	(26,323)	2,220,258
Korea East-West Power Co., Ltd.		2,472,368	104,337	21,048	(25,514)	2,572,239
Korea Power Engineering Co., Inc.		59,875	(1,657)	—	(2,616)	55,602
Korea Plant Service & Engineering Co., Ltd.		277,932	22,483	—	(14,700)	285,715
KEPCO Nuclear Fuel Co., Ltd.		156,750	2,855	—	(1,500)	158,105
Korea Electric Power Industrial Development, Ltd.		23,315	5,534	—	(4,324)	24,525
Korea Electric Power Data Network Co., Ltd.		110,238	12,890	458	(3,465)	120,121
LG Powercomm		388,422	19,872	19	(647)	407,666
Korea District Heating Co. KEPCO International		169,527	7,664	—	(1,018)	176,173
Hong Kong Ltd.		196,751	22,992	15,150	(14,710)	220,183
KEPCO International Philippines Inc. (*2)		117,235	23,554	17,896	(1,871)	156,814
KEPCO China International Ltd.		—	(1,182)	(83)	11,051	9,786
KEPCO Gansu International Ltd.		—	—	—	2,733	2,733
KEPCO Philippines Holdings Inc.		—	—	—	202	202

	(Won)	25,379,703	1,912,194	72,201	(660,660)	26,703,438

___________

(*1)	Others represent dividends from the affiliates, additions to the investments and changes in investments in affiliated companies reflected in retained earnings.
(*2)	KEPCO Ilijan Corporation, a subsidiary of KEPCO International Philippines Inc. recorded cumulative effect of accounting change related to generally accepted accounting principles in the Philippines in changes in retained earnings in the amount of (Won) (16,581) million.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(6)	Investment Securities, Continued

(e)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the year ended December 31, 2006 were as follows:

	Won (millions)
Affiliate	Total assets		Total liabilities	Sales	Net income (loss)
Korea Gas Corporation	(Won)	12,247,188	8,729,668	12,894,832	239,265
Korea Hydro & Nuclear Power Co., Ltd.		22,121,970	8,871,449	5,560,684	773,691
Korea South-East Power Co., Ltd.		3,990,033	1,956,507	2,069,802	77,763
Korea Midland Power Co., Ltd.		3,562,418	1,137,902	2,508,509	168,642
Korea Western Power Co., Ltd.		3,707,924	1,406,177	2,424,112	159,557
Korea Southern Power Co., Ltd.		3,655,313	1,265,174	3,308,286	207,663
Korea East-West Power Co., Ltd.		4,512,086	1,944,968	2,575,449	45,730
Korea Power Engineering Co., Inc.		320,104	110,890	330,707	11,062
Korea Plant Service & Engineering Co., Ltd.		448,113	107,654	610,953	61,901
KEPCO Nuclear Fuel Co., Ltd.		284,868	87,209	113,944	16,118
Korea Electric Power Industrial
Development, Ltd.		166,189	67,745	195,207	59,546
Korea Electric Power Data Network Co., Ltd.		257,920	82,563	270,102	14,096
LG Powercomm		1,483,117	597,325	855,913	(57,945)
Korea District Heating Co.		1,749,315	1,043,305	613,441	27,800
KEPCO International Hong Kong Ltd.		242,079	19	23,438	6,086
KEPCO International Philippines Inc.		159,433	1,858	14,985	21,297
KEPCO China International Ltd.		15,504	—	—	(1,528)
KEPCO Gansu International Ltd.		5,820	—	—	(7)
KEPCO Philippines Holdings Inc.		23,941	21,307	758	2,394
KEPCO Asia International Ltd.		1,410	5	—	(28)
KEPCO Lebanon SARL		7,587	6,929	—	390
KEPCO Neimenggu International Ltd.		18,062	—	—	(10)

(7)	Loans to Employees

The Company provided housing and tuition loans to employees as of December 31, 2006 and 2005 as follows:

	Won (millions)
	2005		2006
Current portion of long-term loans (note 12)	(Won)	13,921	12,514
Long-term loans		195,413	180,084

	(Won)	209,334	192,598

(8)	Other Non-Current Assets

Other non-current assets as of December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Deposits	(Won)	73,323	72,800
Advance received from KEDO (note 29(b))		94,088	—
Others		94,786	79,054

	(Won)	262,197	151,854

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(9)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Cash and cash equivalents:
Cash on hand	(Won)	1,497	1,181
Passbook accounts (*)		127,728	207,332

	(Won)	129,225	208,513

___________

(*)	Passbook accounts restricted in use for expenditures for certain business purposes were (Won)75,514 million and (Won)70,217 million, respectively, as of December 31, 2006 and 2005.

(10)	Short-term Financial Instruments

Short-term financial instruments as of December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Repurchase agreements	(Won)	25,000	38,000

(11)	Inventories

Inventories as of December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Raw materials	(Won)	5,817	4,297
Supplies		169,799	79,820
Other		2,483	8,624

	(Won)	178,099	92,741

(12)	Other Current Assets

Other current assets as of December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Held-to-maturity securities (*)	(Won)	—	33
Current portion of long-term loans to employees (note 7)		13,921	12,514
Accrued income		9,630	30,945
Advance payments		2,435	2,724
Prepaid expenses		6,255	2,703
Other current assets		59,443	25,231

	(Won)	91,684	74,150

___________

(*)	Held-to-maturity securities consist of government and municipal bonds.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(13)	Capital Surplus

Capital surplus as of December 31, 2006 and 2005 was as follows:

	Won (millions)
	2006		2005
Paid-in capital in excess of par value	(Won)	835,139	835,142
Reserves for asset revaluation (note 3(a))		12,552,973	12,552,973
Tax adjustment related to asset revaluation		742,125	742,125
Conversion rights		87,068	39,798
Gain on disposal of treasury stock		301,538	252,689

	(Won)	14,518,843	14,422,727

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(14)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Involuntary:
Legal reserve	(Won)	1,603,919	1,601,871
Voluntary:
Reserve for investment in social overhead capital		5,217,449	5,152,449
Reserve for research and human resources development		270,000	210,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		16,588,939	15,003,071
Reserve for dividend equalization		210,000	210,000

		22,318,288	20,607,420

	(Won)	23,922,207	22,209,291

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends. However, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equaled the common stock. Beginning in 1990, no percentage was specified.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(14)	Appropriated Retained Earnings, Continued

The reserve for investment in social overhead capital and the reserve for research and human resources development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period as defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rates for the purpose of stabilizing the Company’s stock price and credit rating.

(15)	Capital Adjustments

Capital adjustments as of December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Treasury stock	(Won)	(796,980)	(118,293)
Gain on valuation of available-for-sale securities, net (note 6(a))		2,659	3,252
Increase in capital adjustments of affiliates		139,710	122,502
Decrease in capital adjustments of affiliates		(103,477)	(86,107)

	(Won)	(758,088)	(78,646)

The Company has shares held in the treasury stock amounting to (Won)796,980 million (treasury stock 19,284,016 shares and treasury stock funds 1,201,950 shares) and (Won)118,293 million (treasury stock 4,432,912 shares and treasury stock funds 1,017,150 shares) as of December 31, 2006 and 2005, respectively.

(16)	Dividends

Details of dividends for the years ended December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006	2005
Outstanding shares of common stock	621,081,746	636,117,650
Par value per share	5,000	5,000
Dividend rate	20.0%	23.0%

Dividend per share in Won	1,000	1,150

Dividend amount	621,082	731,535
Net income	2,070,543	2,448,611

Dividends as a percentage of net income	30.00%	29.88%

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(17)	Short-term Borrowings

Short-term borrowings as of December 31, 2006 and 2005 were as follows:

	Type	Annual interest rate (%)	Won (millions)
Lender			2006		2005
Local currency:
Woori Bank and Others	Commercial paper	4.65%	(Won)	200,000	71,000

			(Won)	200,000	71,000

The Company entered into short-term credit facilities with four banks including Woori Bank with total commitment up to (Won)1,555,000 million. As of December 31, 2006 and December 31, 2005, borrowings under these facilities amounted to (Won)200,000 million and (Won)71,000 million, respectively.

(18)	Long-term Debt

Long-term debt as of December 31, 2006 and 2005 were as follows:

(a)	Long-term Borrowings

	Type	Maturity	Annual interest rate (%)	Won (millions)
Lender				2006		2005
Local Currency:

Korea Development Bank	Industrial facility	2006	5.11~5.37	(Won)	—	371,875
Korea Development Bank	Industrial facility	2007	5.25~5.51		90,625	253,125
Korea Development Bank	Industrial facility	2008	5.17~5.39		860,417	1,327,083
Korea Development Bank and other	Industrial facility	2009	4.67~5.38		2,133,333	1,550,000
Korea Development Bank	Industrial facility	2010	4.96~5.12		1,100,000	1,100,000
Korea Development Bank and other	Industrial facility	2011	4.72~4.79		1,250,000	—
The Export-import Bank of Korea	Industrial facility	2026	2.00		11,500	—
Korea Development Bank and others	Rural area development	2006~2041	5.00		23,072	25,992

					5,468,947	4,628,075
Foreign Currency:
Koea National Oil Corporation	Oil Production	2021	3 year treasury notes - 2.25		6,787	—

					5,475,734	4,628,075

Less: Current portion					(1,352,884)	(1,170,644)

Long-term borrowing, net				(Won)	4,122,850	3,457,431

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(18)	Long-term Debt, Continued

(b)	Debentures

Type	Maturity		Annual interest rate (%)	Won (millions)
				2006		2005
Local currency debentures (Electricity bonds)	2006		4.67~5.32	(Won)	—	890,000
	2007		4.11~4.96		885,000	885,000
	2008		3.43~5.29		1,810,000	1,720,000
	2009		3.61~5.25		1,150,000	630,000
	2010		4.14~4.24		490,000	490,000
	2011		3.79~5.32		140,000	—
	2013		4.90		120,000	120,000

					4,595,000	4,735,000

	2006		6M Libor + 0.13~0.14		—	266,612
	2007		0.51~ 8.50		1,125,948	1,222,642
	2008	(*1)	2.00		58,880	276,372
Foreign currency debentures	2010		3.13		305,560	300,037
	2013		7.75		325,360	354,550
	2026		6.00		65,486	71,558
	2027		6.75~7.00		296,930	323,569
	2034		5.13		278,880	303,900
	2096	(*2)	8.28		173,899	190,837

					2,630,943	3,310,077

					7,225,943	8,045,077

Less: Current portion, net of discount of (Won)1,292 millionin 2006 and (Won) 386 million in 2005					(2,010,858)	(1,157,562)
Discount					(13,095)	(31,463)

Debentures, net				(Won)	5,201,990	6,856,052

___________

(*1)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of LG Powercomm held by the Company. KEPCO Cayman Company Limited issued debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. LG Powercomm is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of LG Powercomm.

-	Shares to be exchanged: LG Powercomm’s shares or Deposit Receipt (DR)

-	Exchangeable period: From 10th day after the listing of LG Powercomm to 10th day before its maturity

-	Exchange price: 120% of the lesser of market price on the listing day or weighted average price for 10 days after its listing.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(18)	Long-term Debt, Continued

-	Early redemption: When certain conditions are met or after 3 years from the issuing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

(*2)	In 1996, the Company issued Yankee bonds of US$208,256 thousand which is repaid in equal installments over the term of the bond until 2096.

Also, the Company is providing payment guarantees for the foreign currency debentures issued by KEPCO Cayman Company Limited. The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

The Company received early redemption claim of US$191,960 thousand (76.78% of issuance amount), on November 27, 2006 and the Company paid US$197,220 thousand based on the guaranteed return of 2.88% (102.74% of issuance amount). The Company recorded a gain related to this early redemption amounting to (Won)2,329,million.

(c)	Exchangeable Bonds

Description	Annual interest rate (%)	Won (millions)
		2006		2005
Overseas exchangeable bonds (*1)	0.00	(Won)	10,642	122,902
Overseas exchangeable bonds (*2)	0.00		485,682	—
Overseas exchangeable bonds (*2)	0.00		555,114	—

			1,051,438	122,902
Plus: Premium on debentures issued			314	5,556
Less: Discount on debentures issued			(80,822)	—
Conversion right adjustment			(64,931)	(11,599)

Exchangebeable bonds, net		(Won)	905,999	116,859

___________

(*1)	On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 at a premium. During 2005, the bondholders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, exchangeable bonds of JPY10,501,022,000 were converted into 745,309 shares of common stock and 6,607,174 shares of DR (equivalent to 3,303,587 shares of common stock). As of December 31, 2006, the remaining number of common stock to be converted is 383,835 shares if the conversion right is exercised. As of December 31, 2006, the details of the bonds were as follows:

-	Maturity date: November 4, 2008

-	Amount to be paid at maturity: JPY995,495,000

-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: (Won)30,000 per share

-	Put option: Bondholders have a put option that they can exercise for JPY1,030,000,000 on November 6, 2006.

-	In accordance with Article 17 “Issuance of Convertible Bonds” and Article 11 “Calculation of Dividend for New Shares” of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(18)	Long-term Debt, Continued

(*2)	On November 21, 2006, the Company issued overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780 with a discount value (JPY60,810,000,000 and EUR401,700,000). The Company acquired 18,900,000 treasury shares in the amount of (Won)740,949 million to redeem overseas exchangeable bonds of JPY61,345,128,000 and EUR463,320,780. As of December 31, 2006, the details of the bonds were as follows:

-	Maturity date: November 23, 2011

-	Amount to be paid at maturity: JPY61,345,128,000 and EUR463,320,780

-	Exchange period: From January 4, 2007 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent DR

-	Exchange price: (Won)51,000 per share

-	Put option: Bondholders have a put option that they can exercise for JPY61,132,293,000 and EUR437,612,000 on November 23, 2009.

(d)	Foreign currency debts, by currency, as of December 31, 2006 and 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)

Long-term borrowing	US$	7,301	(Won)	6,787		—		—

				6,787				—

Debentures	US$	2,285,270		2,124,387	US$	2,496,270	(Won)	2,528,721
	JPY	20,000,000		156,366	JPY	51,000,000		438,620
	EUR	250,000		305,560	EUR	250,000		300,038
	GBP	24,467		44,630	GBP	24,467		42,698

				2,630,943				3,310,077

Exchangeable bonds	JPY	62,340,623		496,324	JPY	11,496,518		122,902
	EUR	463,321		555,114		—		—

				1,051,438				122,902

			(Won)	3,689,168			(Won)	3,432,979

(e)	Aggregate maturities of the Company’s long-term debts as of December 31, 2006 were as follows:

	Won (millions)
Period ended December 31,	Local currency borrowings		Foreign currency borrowing	Electricity bonds	Foreign debentures	Exchangeable bonds	Total
2007	(Won)	1,352,884	—	885,000	1,127,150	—	3,365,034
2008		1,469,493	—	1,810,000	60,042	10,642	3,350,177
2009		1,856,827	—	1,150,000	1,108	—	3,007,935
2010		581,629	—	490,000	306,594	—	1,378,223
2011		186,408	—	140,000	945	1,040,796	1,368,149
Thereafter		21,706	6,787	120,000	1,135,104	—	1,283,597

	(Won)	5,468,947	6,787	4,595,000	2,630,943	1,051,438	13,753,115

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(19)	Assets and Liabilities Denominated in Foreign Currencies

Major assets and liabilities, except mentioned in note 18(d), denominated in foreign currencies as of December 31, 2006 and 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Cash and cash equivalents	US$	625	(Won)	581	US$	203	(Won)	206
Trade receivables	US$	1,607		1,494		—		—
Other accounts receivable	US$	—		—	US$	11,662		11,813
	US$	125		117	US$	119		120
	JPY	14,091		110	JPY	10,239		88
Other non-current assets	EUR	20		25	EUR	20		23

			(Won)	2,327				12,250

Other accounts payable	US$	83		77		—		—

			(Won)	77			(Won)	—

(20)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Estimated accrual at beginning of year	(Won)	549,415	439,794
Provision for retirement and severance benefits		128,802	122,383
Payments		(20,862)	(12,762)

Estimated accrual at end of year		657,355	549,415

Deposit for severance benefit insurance		(99,375)	(98,900)
Transfer to National Pension Fund		(93)	(93)

Net balance at end of year	(Won)	557,887	450,422

The Company entered into severance benefit trust arrangements with Samsung Life Insurance Co., Ltd. and other insurance companies, for which the deposits account for 15.12% and 18.0% of the total retirement and severance benefits as of December 31, 2006 and 2005, respectively. Severance benefit insurance deposit payable to employees in trust at insurance companies amounting to (Won)99,375 million and (Won)98,900 million as of December 31, 2006 and 2005, respectively, are presented as a deduction from the accrual for retirement and severance benefits.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(21)	Other Current Liabilities

Other current liabilities as of December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Advances received	(Won)	106,625	100,721
Withholdings		126,743	200,768
Unearned revenue		60,951	14,121
Accrued other expenses		47,560	49,172
Dividends payable		3,075	2,781
Currency swaps (note 22)		3,783	33,803
Others		224,163	241,810

	(Won)	572,900	643,176

(22)	Derivative Instruments Transactions

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term debentures. However, the Company does not apply hedge accounting and these contracts are recorded at the fair value with subsequent changes in fair value recorded in current income.

(a)	Currency swap contracts as of December 31, 2006 were as follows:

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum(%)
	year	year	Pay		Receive		Pay	Receive
JPMorgan Chase Bank & Deutsche Bank (*1, *2)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY	30,400	US$	250	1.04	3M LIBOR +0.75

___________

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(*2)	The Company pays JPY7,670 million which is 10% of the contract amount, every March and September and will receive US$650 million in September 2007.

(b)	Interest rate swap contracts as of December 31, 2006 were as follows:

	Notional amount in millions		Contract interest rate per annum
			Pay (%)	Receive (%)	Term

Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (6.074-LIBOR, 0)	Max (LIBOR-6.074, 0)	1998-2007

Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (LIBOR-6.074,0)	Max (6.074-LIBOR, 0)	1998-2007

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(22)	Derivative Instruments Transactions, Continued

(c)	Currency forward contracts as of December 31, 2006 were as follows:

	Contract Date	Settlement Date	Contract amounts				Contract exchange rate
			Receive (thousands)		Pay (millions)
Korea Exchange Bank	2006.12.28	2007.03.12	JPY	7,670,000	KRW	60,527	7.89
Korea Exchange Bank	2006.12.28	2007.04.30	GBP	24,467	KRW	44,437	1,816.22
Korea Exchange Bank	2006.12.28	2007.09.12	JPY	7,670,000	KRW	61,769	8.05
Korea Exchange Bank	2006.12.28	2007.09.21	US$	22,880	KRW	21,173	925.40

(d)	Valuation and transaction gains and losses on currency and interest rate swaps and currency forward contracts recorded as other income or expense for the years ended December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Valuation
Currency swaps:
Gains	(Won)	4,324	114,081
Losses		(31,727)	(50,420)

Currency forwards:
Gains		64	—
Losses		(323)	—

Interest rate swaps:
Gains		1,196	63,702

	(Won)	(26,466)	127,363

Transaction
Derivatives:
Gains		3,905	31
Losses		(12,652)	(26,880)

	(Won)	(8,747)	(26,849)

(e)	The Company, in anticipation of future foreign currency exchange rates, terminated currency and interest rate swap contracts related to two of its foreign currency debentures. As a result of the termination, transaction loss on currency and interest rate swaps amounted to (Won)11,590 million for the year ended December 31, 2006. Currency and interest rate swap contracts terminated during 2006 were as follows:

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(22)	Derivative Instruments Transactions, Continued

Currency swap contracts:

	Contract year	Settlement year	Contract amounts in millions				Contract interest rate per annum (%)
			Pay		Receive		Pay	Receive
Deutsche Bank	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC London	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125
Credit Suisse First Boston	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125
UBS	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW) -11.02]	5.125

Interest rate swap contracts:

	Notional amount in millions		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Deutsche Bank	KRW	178,350	5+2×[JPY/KRW-11.03]	CD+3.3	2003~2013
UBS	KRW	148,625	5+2×[JPY/KRW-11.03]	CD+3.3	2003~2013
Credit Suisse First Boston	KRW	89,175	5+2×[JPY/KRW-11.03]	CD+3.3	2003~2013

(23)	Power Transmission and Distribution Costs

Power transmission and distribution costs for the years ended December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Material expenses:
Oil	(Won)	34,659	29,201

Labor expenses:
Salaries		676,207	626,596
Retirement and severance benefits		74,764	70,786

		750,971	697,382
Overhead expenses:
Employee benefits		92,090	91,234
Taxes and dues		14,528	10,632
Rent		26,758	24,015
Depreciation and amortization		1,785,355	1,816,025
Maintenance		829,939	736,219
Commission and consultation fees		97,118	123,191
Compensation expense		12,446	9,944
Development expenses		149,102	137,972
Fixed assets removal costs		234,257	203,151
Others		85,705	85,858

		3,327,298	3,238,241

	(Won)	4,112,928	3,964,824

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(24)	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2006 and 2005 are as follows:

	Won (millions)
	2006		2005
Labor	(Won)	427,260	426,084
Employee benefits		72,590	73,366
Sales commission - others		411,535	397,344
Communication fees		27,771	33,026
Depreciation and amortization		31,380	35,020
Taxes and dues		30,296	18,444
Commission and consultation fees		48,283	40,619
Rent		13,634	13,372
Maintenance		27,173	18,572
Others		111,853	99,346

	(Won)	1,201,775	1,155,193

(25)	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Current income tax expense	(Won)	469,468	492,216
Income taxes recorded in capital adjustments		2,207	(24,107)
Deferred income tax benefit (*)		81,720	264,321

	(Won)	553,395	732,430

___________

(*)	Includes (Won)7,185 million income tax benefit related to 2005 settlements based on the final filing.

(b)	Income tax expenses using statutory tax rates differs from that in the non-consolidated statement of income for the years ended December 31, 2006 and 2005 for the following reasons:

	Won (millions)
	2006		2005
Income tax expense at statutory tax rates	(Won)	721,570	874,773
Tax effects of permanent differences:
Dividend income (*)		(162,860)	(135,016)
Other		(4,541)	(5,476)
Tax credit		(1,204)	(2,253)
Other, net		430	402

Income tax expense per non-consolidated statement of income	(Won)	553,395	732,430

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(25)	Income Taxes, Continued

(*)	Under the Corporate Income Tax Act, a portion of the dividend income is not taxable. As such, certain portions of equity in net income of affiliates are considered permanent differences in determining deferred tax assets (liabilities).

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 21.09% and 23.02% for the years ended December 31, 2006 and 2005, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2006 and 2005 are presented below:

	Won (millions)
	2006		2005
Deferred income tax assets:
Loss on valuation of derivatives	(Won)	56,493	105,185
Accrual for retirement and severance benefits		108,438	90,108
Deferred foreign exchange translation loss		8,099	9,037
Trade payables – purchase of electricity		214,194	182,642
Other, net		232,859	154,679

Total deferred income tax assets		620,083	541,651

Deferred income tax liabilities:
Gain on valuation of derivatives		(24,851)	(112,507)
Deferred foreign exchange translation gain		(19,200)	(22,099)
Reserve for investment in social overhead capital		(71,564)	(89,248)
Reserve for research and human resources development		(57,347)	(53,320)
Equity income of affiliates		(2,547,692)	(2,320,592)
Other, net		(83,326)	(36,975)

Total deferred income tax liabilities		(2,803,980)	(2,634,741)

Net deferred income tax liabilities	(Won)	(2,183,897)	(2,093,090)

As of December 31, 2006, the temporary differences arising from equity loss amounting to (Won)2,744 million of KEPCO China International Ltd., Jiaosuo KEPCO Power Co., Ltd., KEPCO Gansu International Ltd. and KEPCO Neimenggu International Ltd. have not been recognized as deferred tax assets as it is not probable that future profit will be available against which the Company can utilize the related benefit.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(25)	Income Taxes, Continued

(d)	Under SKAS No. 16 Income Taxes, the deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. In addition, the Company is required to disclose aggregate deferred tax assets (liabilities). As of December 31, 2006, details of aggregate deferred tax assets (liabilities) were as follows:

	Won (millions)
	Temporary differences at December 31, 2006		Estimated reversal timing		Deferred tax assets (liabilities)
			Within one year	Thereafter	Current	Non-current
Assets:

Loss on valuation of derivatives	(Won)	(205,431)	111,820	93,611	—	56,493
Accrual for retirement and severance benefits		(394,320)	—	394,320	—	108,438
Deferred foreign exchange translation loss		(29,452)	3,057	26,395	—	8,099
Trade payables - purchase of electricity		(778,887)	778,887	—	214,194	—
Other, net		(1,074,466)	242,401	832,065	66,660	166,199

		(2,482,556)	1,136,165	1,346,391	280,854	339,229

Liabilities:

Gain on valuation of derivatives		90,367	(66,219)	(24,148)	—	(24,851)
Deferred foreign exchange translation gain		69,818	(9,160)	(60,658)	—	(19,200)
Reserve for investment in social overhead capital		260,232	(111,001)	(149,231)	—	(71,564)
Reserve for research and human resources development		208,535	(54,643)	(153,892)	(10,527)	(46,820)
Equity income of affiliates		9,261,590	—	(9,261,590)	—	(2,547,692)
Other, net		303,003	(68,778)	(234,225)	(18,914)	(64,412)

		10,193,545	(309,801)	(9,883,744)	(29,441)	(2,774,539)

	(Won)	7,710,989	826,364	(8,537,353)	251,413	(2,435,310)

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(26)	Earnings Per Share

Basic earnings per common share for the yeas ended December 31, 2006 and 2005 are calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

	Won (millions except share data)
	2006		2005
Net income	(Won)	2,070,543	2,448,611
Weighted-average number of common shares outstanding		638,002,913	635,289,794

Basic earnings per common share in Won	(Won)	3,245	3,854

Diluted earnings per share for the years ended December 31, 2006 and 2005 are calculated by dividing net income available to common shares plus the effect of dilutive securities by the weighted average number of shares of common and common equivalent shares.

	Won (millions)
	2006		2005
Net income	(Won)	2,070,543	2,448,611
Exchangeable bond interest		2,207	1,490

		2,072,750	2,450,101

Weighted-average number of common shares and dilutive securities		657,286,214	639,722,531

Diluted earnings per share in Won	(Won)	3,153	3,830

Exchangeable bonds to be convertible into common stocks as of December 31, 2006 are presented below:

	Won	Exchange period	Number of shares to be issued
	Exchange price
Overseas exchangeable bonds	30,000	2003.12.15~2008.10.24	383,835
Overseas exchangeable bonds Overseas exchangeable bonds	51,000	2007.01.04~2011.11.11	18,899,466

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(27)	Transactions and Balances with Related Companies

(a)	Details of parent and subsidiary relationships as of December 31, 2006 were as follows:

Controlled subsidiary	Ownership%
Korea Hydro & Nuclear Power Co., Ltd.	100.0
Korea South-East Power Co., Ltd.	100.0
Korea Midland Power Co., Ltd.	100.0
Korea Western Power Co., Ltd.	100.0
Korea Southern Power Co., Ltd.	100.0
Korea East-West Power Co., Ltd.	100.0
Korea Power Engineering Co., Inc.	97.9
Korea Plant Service & Engineering Co., Ltd.	100.0
KEPCO Nuclear Fuel Co., Ltd.	96.4
Korea Electric Power Data Network Co., Ltd.	100.0
KEPCO International Hong Kong Ltd.	100.0
KEPCO International Philippines Inc.	100.0
KEPCO China International Ltd.	100.0
KEPCO Gansu International Ltd.	100.0
KEPCO Philippines Holdings Inc.	100.0
KEPCO Asia International Ltd.	58.0
KEPCO Lebanon SARL	100.0
KEPCO Neimenggu International Ltd.	100.0

(b)	Transactions with related companies for the years ended December 31, 2006 and 2005 were as follows:

		Won (millions)
Related party	Transactions	2006		2005
Operating revenue and other income: Korea Hydro & Nuclear Power Co., Ltd.	Sale of electricity and others	(Won)	132,246	123,545
Korea South-East Power Co., Ltd.	”		40,091	34,455
Korea Midland Power Co., Ltd.	”		44,873	20,364
Korea Western Power Co., Ltd.	”		44,202	36,054
Korea Southern Power Co., Ltd.	”		20,657	18,228
Korea East-West Power Co., Ltd.	”		53,898	35,289
Others	”		109,636	139,564

		(Won)	445,603	407,499

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(27)	Transactions and Balances with Related Companies, Continued

		Won (millions)
Related party	Transactions	2006		2005
Operating expenses and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchased power and others	(Won)	5,555,450	5,626,416
Korea South-East Power Co., Ltd. (*)	”		1,974,030	2,008,079
Korea Midland Power Co., Ltd. (*)	”		2,483,114	2,227,464
Korea Western Power Co., Ltd. (*)	”		2,417,181	2,213,277
Korea Southern Power Co., Ltd. (*)	”		3,306,306	2,837,823
Korea East-West Power Co., Ltd. (*)	”		2,512,554	2,123,280
Korea Power Engineering Co., Inc.	Designing of the power plant and others related to KEDO		6,504	6,872

Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		48,733	47,504
Korea Electric Power Data Network Co., Ltd.	Maintenance of computer system		135,140	151,109
Others	Commissions for service
	and others		159,143	162,494

		(Won)	18,598,155	17,404,318

___________

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(27)	Transactions and Balances with Related Companies, Continued

(c)	Receivables arising from related party transactions as of December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006
Related party	Trade Receivables		Other accounts Receivable	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	6,623	3,450	10,073
Korea South-East Power Co., Ltd.		2,604	347	2,951
Korea Midland Power Co., Ltd.		2,256	429	2,685
Korea Western Power Co., Ltd.		4,021	113	4,134
Korea Southern Power Co., Ltd.		769	719	1,488
Korea East-West Power Co., Ltd.		1,983	1,600	3,583
Others		2,898	18,651	21,549

	(Won)	21,154	25,309	46,463

	Won (millions)
	2005
Related party	Trade receivables		Other accounts receivable	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	7,436	4,226	11,662
Korea South-East Power Co., Ltd.		2,454	283	2,737
Korea Midland Power Co., Ltd.		1,112	559	1,671
Korea Western Power Co., Ltd.		2,457	357	2,814
Korea Southern Power Co., Ltd.		992	315	1,307
Korea East-West Power Co., Ltd.		1,885	1,659	3,544
Others		4,328	24,934	29,262

	(Won)	20,664	32,333	52,997

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(27)	Transactions and Balances with Related Companies, Continued

(d)	Payables arising from related party transactions as of December 31, 2006 and 2005 were as follows:

	Won (millions)
	2006
Related party	Trade payables		Other accounts payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	386,812	4,255	391,067
\Korea South-East Power Co., Ltd. (*)		172,858	1,472	174,330
Korea Midland Power Co., Ltd. (*)		199,032	2,009	201,041
Korea Western Power Co., Ltd. (*)		235,881	1,302	237,183
Korea Southern Power Co., Ltd. (*)		276,381	1,397	277,778
Korea East-West Power Co., Ltd. (*)		225,331	1,668	226,999
Korea Power Engineering Co., Inc.		—	—	—
Korea Plant Service & Engineering
Co., Ltd.		—	3,386	3,386
Korea Electric Power Data Network
Co., Ltd.		—	49,142	49,142
Others		—	14,568	14,568

	(Won)	1,496,295	79,199	1,575,494

	Won (millions)
	2005
Related party	Trade payables		Other accounts payable	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	491,173	8,459	499,632
Korea South-East Power Co., Ltd. (*)		210,825	2,795	213,620
Korea Midland Power Co., Ltd. (*)		272,328	5,847	278,175
Korea Western Power Co., Ltd. (*)		246,305	3,042	249,347
Korea Southern Power Co., Ltd. (*)		314,867	2,626	317,493
Korea East-West Power Co., Ltd. (*)		265,266	3,931	269,197
Korea Power Engineering Co., Inc.		1,653	—	1,653
Korea Plant Service & Engineering Co., Ltd.		5,935	12	5,947
Korea Electric Power Data Network Co., Ltd.		23,237	1,341	24,578
Others		2,905	18,528	21,433

	(Won)	1,834,494	46,581	1,881,075

___________

(*)	The Company purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(27)	Transactions and Balances with Related Companies, Continued

(e)	As discussed in note 18, as of and for the years ended December 31, 2006 and 2005, the balances of long-term borrowings from Korea Development Bank amounted to (Won)4,634,375 million and (Won)4,628,074 million, respectively, and the related interest expense amounted to (Won)232,715 million and (Won)197,613 million, respectively.

(f)	The Company has provided guarantees for related companies as of December 31, 2006 as follows:

Type	Guaranteed company	US$(thousands)
Other (*)	KEPCO Ilijan Co.	US$	102,000

__________

(*)	KEPCO Ilijan Corporation, which is a subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$281 million in 2000 as project financing from Japan Bank of International Corporation and others. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided the National Power Corporation and others with the guarantee not to exceed US$72 million on performance of the power generation business of KEPCO Ilijan Corporation as well as with partial guarantee not to exceed US$30 million for repayment of that borrowing.

(g)	Guarantees provided by related companies for the Company as of December 31, 2006 were as follows:

USD and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of December 31, 2006
Payment guarantee (*)	Korea Development Bank	US$ GBP	1,171,313 26,547	Foreign currency bond #	US$ GBP	932,069 24,467

__________

(*)	Korea Development Bank has provided a repayment guarantee for certain foreign currency debentures of the Company, which existed at the time of spin-off, but which had not been redeemed as of December 31, 2006.

(h)	The Company paid salaries and other compensations to key members of management for the year ended December 31, 2006 as follows:

	Won (millions)
	2006
	Annual compensation		Average payment
Salaries	(Won)	1,891	713
Retirement and severance benefits		160	95

	(Won)	2,051	808

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(28)	Non-Cash Investing and Financing Activities

Significant non-cash investing and financing activities for the years ended December 31, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Conversion of exchangeable bonds	(Won)	112,260	146,763
Transfer from inventory to construction-in-progress		70,773	82,208
Investment in kind		—	27,949

(29)	Commitments and Contingencies

(a)	As of December 31, 2006, the Company was involved in 51 lawsuits as plaintiff and 247 lawsuits as defendant. The amount of damages claimed related to the lawsuits as plaintiff and defendant were (Won)24,880 million and (Won)278,328 million, respectively, as of December 31, 2006. Related to the lawsuits for which the Company is a defendant, the Company deposited approximately (Won)4,367 million included in other current assets with the respective courts pending final ruling. As of December 31, 2006, the Company recorded a liability related to the above claims amounting to (Won)3,334 million in other long-term liabilities. Additionally, the Company recorded expense related to the above liabilities amounting to (Won)4,727 million and (Won)51,506 million in 2006 and 2005, respectively. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(b)	A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a US-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization (“KEDO”) was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated the Company as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. The Company entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which was subsequently extended to November 30, 2005. However, the Company continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site.

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(29)	Commitments and Contingencies, Continued

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified the Company of the termination of the project and the related turnkey contract between KEDO and the Company. On December 12, 2006, the Company entered into the Termination Agreement (“TA”) with KEDO.

In the TA, the Company mainly accepts all rights and obligations related to the light water reactor supplements outside of North Korea, from KEDO. In exchange, the Company waives the right to claim any expenses incurred and any probable claims by subcontractors to KEDO. As of December 31, 2006, the Company offset the existing accounts receivables from KEDO, which is surrendered according to the “TA”, against advance received. As a result, the Company recorded in other non-current assets the net advance received amounting to (Won)94,088 million which will be applied to existing and future obligations. In addition, the Company recorded in other long-term liabilities estimated claims currently reasonably estimateable to coordinated contractors amounting to (Won)47,307 million. Final settlement is contingent upon full disposal of related assets and settlement of obligations.

(c)	The Company entered into power purchase agreements with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. These purchase agreements include minimum purchase requirements which the Company has historically exceeded. The power purchased under these agreements amounted to (Won)1,299,061 million and (Won)1,170,094 million for the years ended December 31, 2006 and 2005.

(d)	In compliance with Rules on Power Transmitting Facilities announced by the Ministry of Commerce, Industry and Energy (MOCIE), the Company imposes construction costs and maintenance costs to actual users of power transmitting facilities, the Company’s six power generating subsidiaries. However, as of December 31, 2006, the effective date has been postponed until the final imposing date is announced.

(e)	The Company is provided with a guarantee for an import letter of credit payment amounting to US$9,470 thousands and US$13,300 thousands by the National Federations of Fisheries Cooperatives, and Korea Exchange Bank, respectively.

(f)	The Company provides performance guarantees related to the operation of the Lebanon power generation plant amounting to US$17,113 thousands to the Lebanon Electricity Agency.

(30)	Added Value

The components of power transmission and distribution costs and selling and administrative expenses which are necessary in calculating added value at December 31, 2006 and 2005 are as follows:

	Won (millions)
	2006		2005
Salaries	(Won)	1,071,301	1,021,512
Retirement and severance benefits		119,794	115,362
Employee benefits		166,139	166,216
Rent		40,601	37,554
Depreciation		1,816,735	1,851,046
Taxes and dues		44,865	29,152
Net financial charges		542,629	479,398

	(Won)	3,802,064	3,700,240

Korea Electric Power Corporation

Notes to Non-Consolidated Financial Statements

December 31, 2006 and 2005

(31)	Employee Welfare and Donations

For the welfare of its employees, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated (Won)105,687 million and (Won)108,636 million to the fund for the welfare of the Company’s employees and others for the years ended December 31, 2006 and 2005, respectively.

(32)	Financial Information for the 4th Quarter (Unaudited)

Financial information for the 4th quarter of 2006 and 2005 is as follows:

	Won (millions except earnings per share)
	2006		2005
Operating revenues	(Won)	6,561,219	6,221,778
Net loss		27,520	138,714
Loss per share in Won		42	218

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Korea Electric Power Corporation:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Korea Electric Power Corporation (the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2006 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2006. We did not review the Company’s IACS subsequent to December 31, 2006. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

January 31, 2007

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2006 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

Korea Electric Power Corporation:

I, as the Internal Accounting Control Officer (“IACO”) of Korea Electric Power Corporation (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

Ho Moon, Internal Accounting Control Officer

Joon-Ho Han, Chief Executive Officer

January 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Hong, Jong-Kwang
Name:	Hong, Jong-Kwang
Title:	Treasurer

Date: May 4, 2007